
13002952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________

Commission file number 333-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN



Date: June 21, 2013 By: ______________________
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-116022) on Form S-8 of our report dated June 11, 2013 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2012.

Plante & Moran, PLLC

Chicago, Illinois
June 20, 2013

QCR Holdings, Inc. 401(k)
Profit Sharing Plan

Financial Report

December 31, 2012

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
QCR Holdings, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 11, 2013

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2012	2011
Assets		
Cash	$ 81,449	$ 28
Participant-directed investments at fair value	26,298,567	20,311,718
Participant notes receivable	441,875	219,066
Other receivables:		
Employer contributions	1,172,020	1,028,827
Participant contributions	-	48,502
Total receivables	1,172,020	1,077,329
Net Assets Available for Benefits at Fair Value	27,993,911	21,608,141
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Fund Relating to Fully Benefit-responsive Investment Contracts	(28,153)	(29,062)
Net Assets Available for Benefits	**$ 27,965,758**	**$ 21,579,079**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2012	2011
Additions to Net Assets		
Contributions:		
Employer	$ 1,172,020	$ 1,028,827
Participant	1,992,152	1,841,256
Rollovers	253,668	75,304
Total contributions	3,417,840	2,945,387
Investment income (losses):		
Interest and dividends	609,477	369,637
Net realized and unrealized gains (losses) on investments	3,271,941	(432,864)
Total investment income (losses)	3,881,418	(63,227)
Interest from participant notes receivable	15,354	10,112
Total additions	7,314,612	2,892,272
Deductions from Net Assets		
Benefits paid to participants	862,128	1,086,676
Administration fees	65,805	62,734
Total deductions	927,933	1,149,410
Net Increase in Net Assets Available for Benefits	6,386,679	1,742,862
Net Assets Available for Benefits		
Beginning of year	21,579,079	19,836,217
End of year	**$ 27,965,758**	**$ 21,579,079**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., and its subsidiaries, Quad City Bank and Trust Company, Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, and M2 Lease Funds, LLC, (collectively referred to as the "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes discretionary matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. The Company's discretionary profit-sharing contributions for the years ended December 31, 2012 and 2011 were $188,700 and $150,000, respectively. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a common collective trust fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2012 and 2011. All contributions are allocated according to the participants' investment directions.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's discretionary matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. Vesting is based on years of continuous service beginning at 20 percent after 1 year of service and increasing 20 percent for each year of continuous service thereafter. A participant is 100 percent vested after 5 years of continuous service.

Participant Notes Receivable - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for notes receivable used to acquire a principal residence.

For the years ended December 31, 2012 and 2011, interest rates were fixed at the prime rate plus 1 percent at the note inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, disability, or hardship, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - The Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation - The Plan's investments are stated at fair value, except for its common collective trust fund, which invests in various benefit-responsive investment contracts (commonly referred to as guaranteed investment contracts), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits and administrative fees. The fair value of the common collective trust fund is based on the fair market values of the fund's underlying assets. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date (see Note 3).

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balance plus any accrued interest. Participant notes receivable are written off and considered deemed distributions in the quarter after the notes receivable become delinquent.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Note 3 - Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011, and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2012 and 2011.

Note 3 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity investments	$ 16,885,339	$ -	$ -	$ 16,885,339
Fixed-income investments	3,268,517	-	-	3,268,517
Retirement year-based investments	1,802,141	-	-	1,802,141
Short-term investments	71,299	-	-	71,299
Common stock	3,459,302	-	-	3,459,302
Common collective trust fund (1)	-	811,969	-	811,969
Total investments measured at fair value	$ 25,486,598	$ 811,969	$ -	$ 26,298,567

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity investments	$ 13,339,866	$ -	$ -	$ 13,339,866
Fixed-income investments	2,006,643	-	-	2,006,643
Retirement year-based investments	1,404,329	-	-	1,404,329
Short-term investments	41,728	-	-	41,728
Common stock	2,385,550	-	-	2,385,550
Common collective trust fund (1)	-	1,133,602	-	1,133,602
Total investments measured at fair value	$ 19,178,116	$ 1,133,602	$ -	$ 20,311,718

(1) The Plan held shares in the Key Bank EB Managed GIC Fund, an actively managed common collective trust fund that invests primarily in guaranteed investment contracts (GICs), synthetic GICs, and cash and cash equivalents, at December 31, 2012 and 2011. The fair values of the investment in this category has been estimated using the fund's fair value per share multiplied by the number of shares held as of the measurement date. There were no unfunded commitments and no redemption limitations or notice periods.

Note 3 - Fair Value Measurements (Continued)

The Plan also holds other assets not measured at fair value on a recurring basis, including cash, participant notes receivable, and other receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. The basis of fair value for cash is a Level 1 measurement and the participant notes receivable and other receivables are considered Level 2 measurements.

Note 4 - Investments

Significant investments of the Plan as of December 31 are as follows:

	2012	2011
Investments at fair value:		
Common stock, QCR Holdings, Inc.	$ 3,459,302	$ 2,385,550
American Fds EuroPacific Growth	2,808,336	2,097,842
Vanguard Index 500 Fund-Admr	2,741,439	2,336,083
American Fds AMCAP Fund	2,582,710	2,131,959
PIMCO Total Return Fund-Instl	2,357,216	1,700,373
Columbia Acorn Fund	2,043,862	1,701,735
Vanguard Windsor II Fund-Admr	1,971,657	1,437,115
Lord Abbett Value Opportunities	1,599,429	-
Oppenheimer Small & Mid-Cap Value - Y	-	1,468,045

Net realized and unrealized gains (losses) on investments is comprised of the following for the years ended December 31:

	2012	2011
Mutual fund gains (losses)	$2,185,407	$ (903,758)
Common stock gains	1,086,534	470,894
Net gains (losses) on investments	$3,271,941	$ (432,864)

Note 5 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. In addition, the Company pays certain expenses for the Plan. These transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 7 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2009.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 27,965,758	$ 21,579,079
Adjustment from contract value to fair value	28,153	29,062
Net assets available for benefits per Form 5500	$ 27,993,911	$ 21,608,141

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$ 6,386,679	$ 1,742,862
Change in adjustment from contract value to fair value	(909)	18,513
Net increase in net assets available for benefits per Form 5500	$ 6,385,770	$ 1,761,375

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2012

(a)	(b) Issue	(c) Description	(d) Cost	(e) Current Value
**	QCR Holdings, Inc.	Common stock	*	3,459,302
	American Fds EuroPacific Growth	Mutual fund	*	2,808,336
	Vanguard Index 500 Fund-Admr	Mutual fund	*	2,741,439
	American Fds AMCAP Fund	Mutual fund	*	2,582,710
	PIMCO Total Return Fund-Instl	Mutual fund	*	2,357,216
	Columbia Acorn Fund	Mutual fund	*	2,043,862
	Vanguard Windsor II Fund-Admr	Mutual fund	*	1,971,657
	Lord Abbett Value Opportunities	Mutual fund	*	1,599,429
	American Fds Capital World Growth & Inc.	Mutual fund	*	739,137
	Oppenheimer Developing Market-Y	Mutual fund	*	676,318
	Templeton Global Bond Fund/United States Advisor	Mutual fund	*	662,841
	Vanguard Total Stock Market Index Fund-Inv	Mutual fund	*	656,722
	Vanguard Target Retirement 2015 Fund	Mutual fund	*	644,118
	Vanguard Target Retirement 2025 Fund	Mutual fund	*	566,008
	Vanguard Small-Cap Index Fund	Mutual fund	*	365,786
	Vangurad Mid-Cap Index Fund	Mutual fund	*	361,208
	DFA International Small Cap Value Portfolio	Mutual fund	*	338,735
	Vanguard Target Retirement 2030 Fund	Mutual fund	*	255,427
	Vanguard Target Retirement Income Fund	Mutual fund	*	248,460
	Vanguard Target Retirement 2045 Fund	Mutual fund	*	126,119
	Vanguard Target Retirement 2050 Fund	Mutual fund	*	78,925
	Vanguard Money Market Prime Portfolio Fund #30	Mutual fund	*	71,299
	Vanguard Target Retirement 2035 Fund	Mutual fund	*	50,946
	Vanguard Target Retirement 2040 Fund	Mutual fund	*	48,015
	Vanguard Target Retirement 2020 Fund	Mutual fund	*	31,401
	Vanguard Target Retirement 2010 Fund	Mutual fund	*	1,182
	Key Bank EB Managed GIC Fund	Common collective trust fund	*	811,969
				26,298,567
	Participant notes receivable	bearing interest at rates from 4.25% to 8.00%	*	441,875
			Total	**$ 26,740,442**

* Cost information not required

** Party-in-interest, as defined by ERISA


13002951

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐ TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 1-14447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, Illinois 60192

Exhibit Index on Page 18

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report Letter

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2012

AMCOL International Corporation Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation
Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan (the "Plan") as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran PLLC

Elgin, Illinois
June 12, 2013

AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2012	2011
Assets		
Participant-directed investments (Note 3):		
Invesco Stable Value Retirement Fund	$ 36,143,469	$ 33,472,370
Mutual funds	36,492,981	31,657,078
AMCOL International Corporation common stock	28,982,848	28,143,168
Self-directed brokerage accounts	3,667,881	2,334,683
Total participant-directed investments	105,287,179	95,607,299
Pending settlement receivable	675,970	48,440
Participant notes receivable	2,476,472	2,613,936
Net Assets Reflecting All Investments at Fair Value	108,439,621	98,269,675
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Fund Relating to Fully Benefit-responsive Investment Contracts	(302,245)	(168,181)
Net Assets Available for Benefits	**$ 108,137,376**	**$ 98,101,494**

See Notes to Financial Statements.

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2012	2011
Additions		
Contributions:		
Participants	$ 6,123,757	$ 5,828,474
Employer	5,608,931	5,199,743
Total contributions	11,732,688	11,028,217
Investment income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	7,885,867	(5,304,590)
Dividends and interest	2,213,747	2,013,783
Total investment income (loss)	10,099,614	(3,290,807)
Interest from participant notes receivable	107,045	115,932
Total additions - Net	21,939,347	7,853,342
Deductions		
Benefits paid to participants	11,825,279	11,704,358
Management fees	78,186	41,479
Total deductions	11,903,465	11,745,837
Net Increase (Decrease) in Net Assets Available for Benefits	10,035,882	(3,892,495)
Net Assets Available for Benefits		
Beginning of year	98,101,494	101,993,989
End of year	**$ 108,137,376**	**$ 98,101,494**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 75 percent of their compensation, subject to the statutory maximum. The Corporation contributes a matching amount equal to the lower of the participant's deferral contributions or 4 percent of compensation. The Corporation's matching contributions are made in the form of AMCOL International Corporation common stock. The 4 percent matching contribution was $3,760,327 and $3,421,852 for the years ended December 31, 2012 and 2011, respectively. The Corporation also makes a special retirement contribution for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year. The Corporation's 3 percent special retirement contribution was made in the form of Invesco Stable Value Retirement Fund in the amount of $1,848,604 and $1,777,891 for the years ended December 31, 2012 and 2011, respectively.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option, as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participants' compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested at all times in their account balances, except for the Corporation's special contributions, which are 100 percent vested after three years.

Forfeited Accounts - Forfeitures of the Corporation's special contributions are used to lower subsequent Corporation special contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $1,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will also be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Notes Receivable - Participants may borrow funds from the Plan. A participant's notes receivable balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The participants must repay their notes receivable within five years. The interest rate charged on notes receivable to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis. Accounting standards require the statement of net assets available for benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments - The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on the fair value of the underlying assets. The fair value of mutual funds and company stock is based on quoted market prices. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent participant notes receivable transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

Significant investments at December 31 are as follows:

	2012	2011
Assets reported at fair value:		
AMCOL International Corporation common stock	$ 28,982,848	$ 28,143,168
PIMCO Total Return Institutional Bond Fund	5,635,508	4,363,255
Assets reported at contract value -		
Invesco Stable Value Retirement Fund	35,841,224	33,304,189

During 2012 and 2011, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $7,885,867 and $(5,304,590), respectively, as follows:

	2012	2011
Mutual funds	$ 3,343,420	$ (2,412,855)
Self-directed brokerage accounts	111,160	(151,803)
AMCOL International Corporation common stock	4,431,287	(2,739,932)
Net appreciation (depreciation)	$ 7,885,867	$ (5,304,590)

Note 4 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011 and the valuation techniques used by the Plan to determine those fair values.

Level 1 - Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The Plan's policy is to recognize transfers in and transfers out of Levels 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers in 2012 or 2011.

Note 4 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Level 1	Level 2	Balance at December 31, 2012
Assets			
Mutual funds:			
Domestic equity funds	$ 18,132,431	$ -	$ 18,132,431
Foreign equity funds	6,115,046	-	6,115,046
Balanced funds	3,181,866	-	3,181,866
Fixed-income funds	9,063,638	-	9,063,638
AMCOL International Corporation common stock	28,982,848	-	28,982,848
Common collective trust fund -			
Invesco Stable Value Retirement Fund	-	36,143,469	36,143,469
Self-directed brokerage accounts	3,667,881	-	3,667,881
Total	$ 69,143,710	$ 36,143,469	$ 105,287,179

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Level 1	Level 2	Balance at December 31, 2011
Assets			
Mutual funds:			
Domestic equity funds	$ 15,619,585	$ -	$ 15,619,585
Foreign equity funds	5,125,233	-	5,125,233
Balanced funds	3,128,706	-	3,128,706
Fixed-income funds	7,783,554	-	7,783,554
AMCOL International Corporation common stock	28,143,168	-	28,143,168
Common collective trust fund -			
Invesco Stable Value Retirement Fund	-	33,472,370	33,472,370
Self-directed brokerage accounts	2,334,683	-	2,334,683
Total	$ 62,134,929	$ 33,472,370	$ 95,607,299

Note 4 - Fair Value (Continued)

The Invesco Stable Value Retirement Fund (the "Trust") is a collective trust investing primarily in synthetic guaranteed investment contracts, or portfolios of securities (debt securities or units of collective trusts), owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts are determined by the Trust based on the change in the present value of each contract's replacement cost. The net unit values of the tiers of the Trust are determined as of the close of each business day. In accordance with the terms of the trust agreement, participant units are issued and redeemed only at the end of each day and at the net unit value at contract value, provided that redeeming participant plans comply with a required one-year notice provision. When the market value of units is less than their contract value, participant plans may also elect to withdraw units at their market value upon 10 days' notice. The fair value of the Plan's interest in the Trust as of December 31, 2012 and 2011 was $36,143,469 and $33,472,370, respectively.

Note 5 - Tax Status

The Plan has received a new, favorable determination letter from the Internal Revenue Service, dated December 15, 2011, indicating that the Plan and related Trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related Trust is exempt from federal income taxes under Section 501(a) of the Code. As of January 1, 2013, the Plan was restated to incorporate all previous amendments. Management believes that the Plan is still designed and currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

Note 6 - Related Party Transactions

The Plan's investments include stock of the Corporation. These transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, $28,982,848 and $28,143,168, respectively, of the total value of the Plan's investment assets consist of investments in the company stock of the Corporation.

Note 7 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 108,137,376	$ 98,101,494
Plus adjustment from contract value to fair value	302,245	168,181
Net assets available for benefits per Form 5500	$ 108,439,621	$ 98,269,675

	2012	2011
Net increase (decrease) in net assets available for benefits per the financial statements	$ 10,035,882	$ (3,892,495)
Plus adjustment from contract value to fair value	134,064	168,181
Net increase (decrease) in net assets available for benefits per Form 5500	$ 10,169,946	$ (3,724,314)

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2012

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 28,982,848
	Invesco Stable Value Retirement Fund	Common collective trust	*	36,143,469
	AllianceBernstein Small-Mid Cap Value Class I Fund	Mutual fund	*	1,979,125
	American Funds Income Fund of America Class R5 Fund	Mutual fund	*	1,890,049
	BlackRock S&P 500 Index Institutional Fund	Mutual fund	*	2,205,700
	BlackRock Small Cap Index Institutional Fund	Mutual fund	*	471,463
	BlackRock U.S. Government Bond Institutional Fund	Mutual fund	*	3,428,130
	Eaton Vance Atlanta Capital SMID-Cap Institutional Fund	Mutual fund	*	1,820,771
	Fidelity Advisor Leveraged Company Stock Class A Fund	Mutual fund	*	972,673
	Goldman Sachs Struct Small Cap Eq Instl Fund	Mutual fund	*	1,447,353
	ING International Value Class I Fund	Mutual fund	*	-
	Invesco Van Kampen Growth and Income Class Y Fund	Mutual fund	*	636,141
	Janus Triton Class I Fund	Mutual fund	*	872,007
	Lord Abbett Classic Stock Class I Fund	Mutual fund	*	954,593
	MFS International Value R4 Fund	Mutual fund	*	1,006,037
	MFS Value Class I Fund	Mutual fund	*	3,391,504
	Munder Micro-Cap Equity Y	Mutual fund	*	-
	Oakmark Equity & Income Class I Fund	Mutual fund	*	1,291,817
	PIMCO Total Return Institutional Bond Fund	Mutual fund	*	5,635,508
	Thornburg International Value Class R5 Fund	Mutual fund	*	5,109,009
	Wells Fargo Advantage Large Cap Gr I Fund	Mutual fund	*	3,381,101
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	3,667,881
**	Participant notes receivable	Participant notes receivable bearing interest at rates from 4.25% to 10.50%	-	2,476,472
		Total investments		$ 107,763,651

* Cost information not required
** Party-in-interest, as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan



Date: June 21, 2013

Amiel Naiman
On behalf of the Trustees as Plan Administrator

EXHIBIT INDEX

Exhibit: 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-55540) on Form S-8 of our report dated June 12, 2013 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2012.

Plante & Moran, PLLC

Elgin, Illinois
June 12, 2013